EXHIBIT 99.1

AMARC’S DUKE COPPER-GOLD DISTRICT TO BE ADVANCED WITH FUNDING FROM BOLIDEN

November 22, 2022 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB:AXREF) is pleased to announce that it has entered into a Mineral Property Earn-in Agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments, in Amarc’s 100% owned DUKE porphyry Cu-Au district (“DUKE District”) in central British Columbia (“BC”). Amarc is the operator of the project.

Amarc’s 678 km2 DUKE District is located 80 km northeast of Smithers within the Babine Region, one of BC’s most prolific porphyry Cu-Au belts, which hosts Noranda Mines’ past producing Bell and Granisle Cu-Au mines and the advanced stage Morrison Cu-Au deposit (see https://amarcresources.com/projects/duke-project). Significant infrastructure exists in the region, servicing an active forestry industry and also former mining activity. Central to Amarc’s extensive mineral tenure is the DUKE Deposit discovery that is located 30 km north of the Bell Mine. In addition to the DUKE Deposit, some 12 new porphyry Cu deposit targets have been identified on Amarc’s mineral claims.

“We are very pleased to establish this partnership with Boliden, an innovative and globally recognized diversified mine developer and producer,” said Dr. Diane Nicolson, Amarc President and CEO. “Amarc’s collaboration with Boliden – a company with demonstrated experience and a commitment to the full cycle of exploration, development, production and downstream processing – will substantially enhance the opportunity to realize the full potential of the DUKE porphyry copper discovery and the greater DUKE District. Our teams are excited about DUKE’s tremendous potential, and the opportunity to responsibly develop metals, such as copper, that are key to supporting modern society and its transition to a low-carbon future.”

Permits for drilling and ground geophysical surveys are in place at DUKE. The team is currently finalizing plans for a comprehensive program at DUKE to advance both the DUKE Deposit and prioritized porphyry Cu deposit targets for drill testing.

“Today’s announcement is Amarc’s second important, non-share dilutive strategic partnership with a major mining company, and will provide a significant catalyst to our exploration and development activities, and the growth of the Company,” Nicolson said, noting that Amarc is also working, as project operator, to advance its JOY Cu-Au District located in the Golden Horseshoe of northern BC with funding partner Freeport-McMoRan Mineral Properties Canada Inc., a subsidiary of Freeport-McMoRan Inc.

DUKE District Agreement with Boliden

Under the terms of the Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution, converting to a capped royalty if it falls below a 10% participating interest.

DUKE District Highlights

Although explored historically, the porphyry Cu system at the DUKE Deposit discovery has seen only limited drilling. Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the historical results are: hole 71-14 intersected 87 m of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 m to the end of the hole that includes 40 m of 0.48% Cu, 0.023% Mo, 2.6 g/t Ag and 0.07 g/t Au; and hole 70-02 intersected 113 m of 0.30% Cu, 0.012% Mo, 1.1 g/t Ag and 0.06 g/t Au from 30 m that includes 12 m of 0.41% Cu, 0.010% Mo, 1.6 g/t Ag and 0.09 g/t Au.

The historical drilling was restricted to a small portion of a robust, 3 km north-south by 1 km east-west Induced Polarization (“IP”) chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry copper-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion.

Further, DUKE lies within the Babine Region, a belt of rocks that is highly prospective for discovery of Cu-Au deposits yet is relatively unexplored due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE Deposit discovery drill holes). Amarc has completed a comprehensive compilation of government and historical data over the entire DUKE District which provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, identifying 12 previously unrecognized porphyry Cu deposit targets with exciting potential (see May 6, 2020 news release).

2

Amarc’s DUKE Project 2020 Technical Report (DUKE Report) provides in-depth information on both historical and modern exploration activities by Amarc completed within the DUKE District, outlining its significant potential. The DUKE Report is available on the Amarc website at https://amarcresources.com/projects/duke-project/technical-report/ .

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and PINE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

About Boliden Group

Boliden Group is a corporate group whose ultimate parent is a Swedish public limited company. Boliden Group is one of the Nordic region’s key mineral producers with a diversified spectrum of operations, including active mines in five mining areas in Europe and five smelting and processing facilities across Norway, Sweden and Finland. Boliden Group produces a diverse suite of mineral products including base and precious metals.

For more than 90 years, Boliden Group has been exploring, extracting and processing base metals and precious metals. Its production is based on experience, innovation and modern technology, developed in collaboration with Nordic technology and engineering companies. Boliden Group is an industry leader in terms of sustainable metal production from deposits to recycling used metals.

3

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

4